

Mail Stop 4631

May 17, 2010

Mr. Shawn K. Poe
Chief Financial Officer
Ply Gem Holdings, Inc.
5020 Weston Parkway, Suite 400
Cary, NC 27513

> **Re:** **Ply Gem Industries, Inc.**
> **Amendment 2 to Registration Statement on Form S-4**
> **Filed May 11, 2010**
> **File No. 333-166013**

Dear Mr. Poe:

We have reviewed the above-captioned filing and have the following additional comments.

Federal Income Tax Considerations, page 154

1. We note the revised disclosure in response to comment nine of our letter dated May 3, 2010. Please revise to state that the discussion of the material U.S. federal income tax considerations is the opinion of counsel.

Original Issue Discount, page 155

2. Refer to comment 13 of our letter dated May 3, 2010. Please remove the words "[i]n general" immediately below the caption or heading or describe the basis for any uncertainty of the federal income tax consequence discussed.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: *By facsimile to* (212) 757-3990
John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP